RESULTS OF SHAREHOLDER MEETING
VIRTUS INSIGHT TRUST
May 14, 2010
(Unaudited)


At a special meeting of shareholders of Virtus High Yield Income Fund (the "Fund"), a series of Virtus Insight Trust, held on May 14, 2010, shareholders voted on the following proposal:

To approve a Subadvisory Agreement between Virtus Investment Advisers, Inc. and HIM Monegy, Inc. on behalf of the Fund

Number of Eligible Shares Voted:
                     For              Against              Abstain
                2,329,608.254         110.198              119.148

Shareholders of the Fund voted to approve the above proposal.